

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2019

<u>**Via E-Mail**</u>

Alan J. Sinsheimer
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

     Re: **Navient Corporation**
             PREN14A filed on April 4, 2019
             Filed by Canyon Capital Advisors LLC, *et al.*
             File No. 1-36228

Dear Mr. Sinsheimer:

     The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used here have the same meaning as in your proxy statement.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Canyon filed a Schedule 13G reporting ownership of its stake in the Company on February 14, 2018. We further note that on March 2, 2018, Canyon contacted the Company's Chief Executive Officer and recommended that Navient hire an adviser to examine and advise on several aspects of the Company's business operations. Further, on March 5, 2018, Canyon again recommended in a call with Company representatives that Navient hire and announce that it had hired a financial advisor. Please advise why, given these activities in early March 2018, Canyon waited until April 4, 2018 to report on Schedule 13D.

Preliminary Proxy Statement filed on April 4, 2019

2. The correct EDGAR tag for a preliminary proxy statement for an election contest is PREC14A rather than PREN14A. Please make this change with your next filing.

3. The Company's proxy statement includes four matters to be acted upon. Only three matters are listed in your proxy statement and on your card. Please revise or advise whether you will solicit only as to three matters. If the latter, revise the disclosure in your proxy statement to note that shareholders granting you a proxy will be disenfranchised with respect to the vote on the Company's amended employee stock purchase plan.

4. While we understand what you mean by statements such as "none of the nominees has any affiliation with Canyon" (page 2 and elsewhere in the proxy statement), the individual director candidates for whom you are soliciting proxies do have some affiliation with Canyon by virtue of being your nominees in this election contest. Please revise this and similar statements throughout the proxy statement to clarify (if true) that you have no past or ongoing employment or other relationship with any of your nominees beyond this proxy contest.

5. See our last comment above. We understand that at Canyon's recommendation, the Company previously appointed one existing director (Mr. Frederick Arnold). This fact should be disclosed where relevant in the proxy statement, including where you discuss directors' and nominees' affiliation with Canyon, as well as where you discuss the minority status of your nominees if they are elected to the Board of Directors. The circumstances leading up to the appointment of Mr. Arnold in August 2018 should also be described in the Background section.

Background, page 2

6. Expand the discussion of your acquisition proposal/indication of interest to acquire the Company to provide a more fulsome discussion of the process and its evolution, including how and when in the process it was abandoned and by whom. In addition, describe the material terms of your acquisition proposal and discuss any "sticking points" that caused the proposal to fail. This expanded discussion should also note the involvement of Platinum Equity Advisors LLC in submitting a joint indication of interest to acquire Navient, and a discussion of Platinum's role in this proxy contest (if any).

7. We note your disclosure that you do not intend to participate in an acquisition process "at this time." Does this mean you have given up plans to advocate for a sale of Navient to you or any third party? Or does it mean that you will focus on getting your nominees elected, after which time you may consider pursuing a sale again? Please clarify.

8. See our comment above regarding existing director Frederick Arnold. Expand this section to discuss your director recommendations to Navient in 2018, and the Company's appointment of Mr. Arnold at your suggestion.

Reasons for the Solicitation, page 2

9. You assert that "the Board adjusted the metrics used in the executive compensation program to deemphasize efficiency in operations… This change in metrics disrupted the alignment of management and shareholder interests that incentive plans are intended to foster." Please revise to clarify that the statement of the Board's motivations and the alleged resulting misalignment in interests represent your opinion.

10. Please provide a cite or support for your statement here that '[f]ollowing the spin-off from Sallie Mae, the Company's legacy loan assets were producing substantial cash flows, which were used to pay down unsecured debt and provide returns for shareholders via dividends and buybacks."

Broker Non-Votes, page 11

11. Your disclosure states that if a shareholder holds his or her shares in street name through a custodian and does not provide voting instructions "on any proposal on which your broker does not have discretionary authority to vote," a broker non-vote will occur. However, since this is a contested solicitation, there will be no discretionary authority on any matters as to proxies solicited by you. Please revise to clarify.

Certain Additional Information, page 14

12. You state: "You are advised to read this Proxy Statement and other relevant documents when they become available because they will contain important information." Revise to specify the "other relevant documents" to which you are referring here.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions